Exhibit (h)(20)

EXPENSE LIMITATION AGREEMENT

JANUS INVESTMENT FUND

JANUS HENDERSON GOVERNMENT MONEY MARKET FUND

December 9, 2024

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

This letter (the “Agreement”) is to inform you that the Adviser will waive and/or reimburse the total annual fund operating expenses (excluding brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) for all share classes of Janus Henderson Government Money Market Fund (the “Fund”) for at least a one-year period through December 31, 2025, to the extent such total annual fund operating expenses exceed certain limits, as set forth below:

Share Class Name	Expense Limit (%)
American Cancer Society Support – Class D Shares	0.33
American Cancer Society Support – Class T Shares	0.46
American Cancer Society Support – Class I Shares	0.20
American Cancer Society Support – Class N Shares	0.20

For the avoidance of doubt, the Adviser may not recover from the Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect for at least a one-year period through December 31, 2025, unless otherwise terminated, revised or extended by the Trustees of the Trust. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS HENDERSON INVESTORS US LLC		JANUS INVESTMENT FUND

By:	/s/ Jesper Nergaard	By:	/s/ Abigail Murray
Jesper Nergaard Vice President and Head of US Fund Administration		Abigail Murray Vice President, Secretary, and Chief Legal Counsel

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